December 5, 2000



United States Securities and Exchange Commission
Washington, DC 20549-0404

Re: TTTTickets Holding Corp.; Form 10-SB filed on October 11, 2000, File No. 0-31739
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Dear Madam or Sir:

         The purpose of this letter is to request the withdrawal of the afore-referenced registration statement filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As the afore-referenced registration statement shall be deemed effective sixty days following the filing date, the registrant believes it is in the public's best interest to withdraw the registration statement so that no periodic reports are filed in accordance with the Exchange Act prior to registrant's ability to respond to all of the staff's comments to the registration statement as set forth in its letter of November 16, 2000.

                                                     Very truly yours,


                                                     /s/ Cecil McGough
                                                     -----------------
                                                     Cecil McGough
                                                     President

cc:  Chris Edwards, Esq.